ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 18, 2021

VIA EDGAR TRANSMISSION

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Defiance Next Gen H2 ETF (the “Fund”)
Dear Mr. Orlic,
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 669 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2020 (the “Amendment”) (SEC Accession No. 0000894189-20-009813) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
1.Comment: The Staff notes that “H2” is the chemical symbol for hydrogen gas. Consequently, please add a policy to invest at least 80% of the Fund’s net assets, plus borrowings for investment purposes, in hydrogen gas companies.
Response: The Trust does not believe that a reasonable investor will interpret “H2” in the Fund’s name as suggesting that the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries. To the contrary, the Trust believes that the term “H2” has a wide variety of meanings and uses (as described below) and, given such wide variety of meanings and uses, we believe it is unreasonable to assume that a reasonable investor would conclude that the term “H2” alone suggests the Fund focuses its investments in a type of investment or industry.
With respect to the name of the Fund, the Trust notes that a google.com web search for “H2” returned roughly 358 million results. The results on the first page identify H2 as (i) a SQL database written in Java, (ii) a Wikipedia page for “H2” reporting a wide variety of meanings and uses, (iii) hydrogen gas, (iv) the Kawasaki Ninja H2 motorcycle, and (v) “the premier global leadership network for the technology industry”. Further, the Wikipedia page for the term “H2” identifies it as a reference to (i) a television channel on the A&E Network, (ii) a major revision to the HTTP protocol for websites, (iii) a camera produced by Sony, (iv) a histamine receptor, (v) an SUV made by Hummer, (vi) a motorcycle made by Kawasaki, and (vii) the chemical formula for dihydrogen (hydrogen gas), among other meanings.
Given the wide variety of meanings for “H2” and the level of knowledge of chemistry needed to identify H2 as the chemical formula for dihydrogen, the Trust does not believe it is reasonable to assume that a reasonable investor will attribute “H2” as having a particular meaning with respect to the investments of the Fund. As a result, the Trust believes that the term “H2” does not implicate Rule 35d-1 and respectfully declines to adopt the policy suggested by the Staff.

2.Comment: Please confirm that the Fund does not overweight allocations to emerging or frontier markets securities.
Response: The Trust so confirms.
3.Comment: Please disclose whether the Adviser is affiliated with the Index Provider.
Response: The following has been added in response to Item 9 of Form N-1A:
ADDITIONAL INFORMATION ABOUT THE INDEX
The Index is calculated by an independent third-party calculation agent that is not affiliated with the Fund or its Adviser, Sub-Adviser, distributor, Index Provider, or any of their affiliates. The Fund’s Index Provider is not affiliated with the Fund’s Adviser, Sub-Adviser, administrator, or distributor. The Index was created for the purpose of being licensed for use by the applicable Fund.
4.Comment: Please include a “Management Risk” disclosure due to the Fund’s use of representative sampling.
Response: The Trust notes that, while the Sub-Adviser may use a representative sampling strategy from time to time, the Fund is generally expected to use a replication strategy. As a result, the Trust respectfully declines to disclose management risk as a principal risk of the Fund.
5.Comment: Please disclose the extent to which the Index is currently concentrated.
Response: The Trust notes that the “Principal Investment Strategies” section of the Prospectus currently states that “The Index is expected to be concentrated in hydrogen and fuel cell companies.” No changes have been made in response to the above comment.
6.Comment: Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the three to five most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk listed for the Fund is “Concentration in Hydrogen and Fuel Cell Companies Risk”, which the Trust believes is the type of risk that the Staff would consider as the most significant for the Fund.

7.Comment: Because foreign securities are traded outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants).
Response: The Trust notes that the Fund’s description of “APs, Market Makers and Liquidity Providers Concentration Risk,” states the following:
The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.
The Trust believes that such disclosure is responsive to the Staff’s comment and has not made further changes in response to the above comment.
8.Comment: Please include risk disclosure stating that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response: The risk entitled “ETF Risks - Shares May Trade at Prices Other Than NAV” has been updated to include the underlined disclosure, as follows:
Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant. Because securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of a security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs.
9.Comment: If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of each such agreement as an exhibit to the registration statement.
Response: The Trust notes that the Index is licensed by the Adviser for use by the Fund. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

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If you have any questions regarding the above responses, please do not hesitate to contact me at 414-765-5586 or at michael.barolsky@usbank.com

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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